                                                    File No. 811-2804
                                                             811-5999


                                   BEFORE THE
                       SECURITIES AND EXCHANGE COMMISSION
                            APPLICATION FOR AN ORDER
                           PURSUANT TO SECTION 8(f) OF
                       THE INVESTMENT COMPANY ACT OF 1940

                              NACo Variable Account
                         Nationwide DC Variable Account
                                       of
                        Nationwide Life Insurance Company

                                       and

                   Nationwide Investment Services Corporation

           Applicants request that any communications regarding this
                            Application be sent to:
                        Michael Moser or Michael Stobart
                          One Nationwide Plaza, 1-09-V3
                              Columbus, Ohio 43215


                            Dated: February 22, 2001

           BEFORE THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


In the Matter of:

Nationwide Life Insurance Company
NACo Variable Account
Nationwide DC Variable Account
One Nationwide Plaza
Columbus, Ohio 43215

         and

Nationwide Investment Services Corporation
Two Nationwide Plaza
Columbus, Ohio 43215



              APPLICATION FOR
              AN ORDER
              PURSUANT TO
              SECTION 8(f)


Application for an Order pursuant to Section 8(f) of the Investment Company Act of 1940.

                                   APPLICANTS

         Nationwide Life Insurance Company ("Nationwide") is a stock life insurance company incorporated under the laws of the State of Ohio. Nationwide offers annuities and life insurance products. The NACo Variable Account ("NACo Separate Account") and the Nationwide DC Variable Account ("DCVA Separate Account"), together referred to as the "Separate Accounts, " support variable annuity contract obligations of Nationwide, and join in this Application. Each of the Separate Accounts is currently registered as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). Nationwide Investment Services Corporation ("NISC") serves as the general distributor-principal underwriter of the contracts issued by the Separate Accounts and also joins in this Application. NISC is a registered broker/dealer under the Securities Exchange Act of 1934 and a member in good standing of the National Association of Securities Dealers ("NASD"). The foregoing are referred to collectively throughout this Application as the "Applicants."

         Nationwide and the Separate Accounts are located at One Nationwide Plaza, Columbus, Ohio 43215. NISC is located at Two Nationwide Plaza, Columbus, Ohio 43215.

         The Applicants request that any questions regarding this Application be directed to Michael Moser or Michael Stobart, One Nationwide Plaza, 1-09-V3, Columbus, Ohio 43215.

Application pursuant to Section 8(f) of the Investment Company Act of 1940 (the "1940 Act") for an Order declaring that the Separate Accounts have ceased to be Investment Companies.

FORM

         Applicants base this application for deregistration on reasons other than those specifically enumerated on Form N-8F. Pursuant to Section 8(f) of the 1940 Act and Instruction No. 2 of Form N-8F, the Commission may review and issue an order causing an applicant's registration to cease to be effective for reasons other than those stated on Form N-8F. Therefore, for the reasons set forth herein, Applicants respectfully request the Commission issue an order causing the registrations of the NACo Separate Account and the DCVA Separate Account to cease to be in effect.

APPLICANTS' REPRESENTATIONS

1. The Separate Accounts were established under Ohio law as segregated asset accounts of Nationwide and were registered under the 1940 Act as unit investment trusts.(1) Nationwide maintains and preserves the records of the Applicants as required by Rules 31a-1 and 31a-2 of the 1940 Act.(2) The Applicant Separate Accounts are not parties to any litigation or administrative proceeding. Currently, 55 different sub-accounts of the DCVA Separate Account and 41 different sub-accounts of the NACo Separate Account represent the investment options within the Separate Accounts. Each sub-account corresponds to a distinct open-end management investment company ("mutual fund") registered under the 1940 Act. These are the only

----------
(1) Pursuant to Ohio Revised Code Section 3907.15, DCVA Separate Account was established on November 2, 1977 (1940 Act File no. 811-2804); and NACo Separate Account was established on September 7, 1988 (1940 Act File no. 811-5999).
(2) Custodian of Records: John M. Davis, Assistant Vice President, Financial Operations, One Nationwide Plaza, 1-12-G3, Columbus, OH 43215.

investments of the Separate Accounts and the Separate Accounts do not and will not purchase securities issued by a Contract owner, or any company directly or indirectly controlling, controlled by, or under common control of any Contract owner.

2. The Separate Accounts were established for the purpose of funding Group Variable Annuity Contracts ("Contracts") to be used as funding media for public sector deferred compensation plans governed under Section 457 of the Internal Revenue Code ("the Code") which satisfy the requirements set forth in Code
Section 457(g) that plan assets and income be held for the exclusive benefit of plan participants and beneficiaries. Sponsors of such plans include states, the political subdivisions of states, and other non-federal governmental agencies and organizations exempt from taxation under the Code. Section 457 plans are established by public sector employers for their employees for many of the same purposes and in much the same manner as Section 401(k) plans are established and maintained by private sector employers. Despite some variance in tax treatment under the Code, Section 457 plans are, for practical purposes, the public sector equivalent of private sector 401(k) plans. While the vast majority of Contracts are issued to Section 457 plans, they may also be used by governmental employers establishing non-401(k) retirement plans governed under Section 401 of the Code that are explicitly exempted from registration under the Securities Act of 1933 ("1933 Act") and the 1940 Act.(3)

     Applicants represent that the assets of the Separate Accounts derive solely from contributions made under retirement plan arrangements ("public sector plan(s)" or "plan(s)") described in the preceding paragraph. Specifically, Applicants do not hold assets made as contributions to arrangements meeting the requirements of Code Sections 403(b) or 408. The Separate Accounts will be used for no purpose other than to fund qualified plans, Section 414(d) plans, and Section 457 plans investing in the Separate Accounts through purchase of the Contracts.

3. In practice, the sale of the Contracts differs markedly from the sale of most variable annuity contracts issued in conjunction with separate accounts registered under the 1940 Act. Typically, Nationwide may be selected as an investment provider to a public sector plan only after participating in extensive bid, proposal, and procurement processes that are normally prescribed by local statute, regulation or ordinance.(4) Plans are normally represented in this process by legal counsel, benefits consultants, and investment advisers. A typical "request for proposal" from a public sector plan may seek hundreds of pages of documentation regarding Nationwide and the Contracts and services being offered. This elaborate process stands in sharp contrast to the process by which ordinary consumers purchase interests in typical variable annuities or other investment company securities.

4. When Nationwide and its Contracts are selected, Nationwide issues a single Contract to the plan. All Contracts issued by Nationwide are subject to regulatory oversight by state insurance authorities. The Contracts offered in conjunction with the Separate Accounts have been approved by insurance regulators in each of the fifty states.

----------
(3) These plans and the interest therein are explicitly exempted from registration under Section 3(c)(11) of the investment Company Act of 1940 and
Section 3(a)(2) of the Securities Act of 1933, respectively.
(4) See CALIFORNIA PUB. CON. CODE (Deering 2000); DEL. CODE ANN. tit. 29,ss.69 (Lexis 2000); MONT. CODE ANN. tit. 18 (1999); NEV. REV. STAT.ss.332 andss.333
(1999); N.M. STAT. ANN.ss. (Lexis 2000); WASH. REV. CODE tit. 39 (2000).

5. Because of changes in federal tax law, and related developments under federal securities law (to be discussed in detail infra), Applicants represent that if the Separate Accounts were established today for the purposes they currently serve, the Separate Accounts would not be registered under the 1940 Act. In fact, Applicants assert that it is questionable (perhaps doubtful) whether the Securities and Exchange Commission would even permit the registration of the Separate Accounts today given the well-settled status of the exemptions Applicants seek to invoke in this Application. Applicants represent that these changes in the law, coupled with the changing requirements of the typical public sector plan over more than the last decade, have created circumstances making continued registered status for the Separate Accounts burdensome to Nationwide and the plans they serve.

     The entry of competitors into the public sector plan market not operating within the constraints inherent in a registered separate account/unit investment trust has permitted the development of more flexible, customized offerings. Guided by benefits consultants, investment advisers, and other experts, public sector plans seek and expect this flexibility to an extent that did not exist several years ago when the Separate Accounts were initially established and registered. With respect to plans currently using the Separate Accounts, Applicants find it increasingly difficult, due to the registered status of the Separate Accounts, to match the customization capabilities of competitors, even though Applicants' administrative and servicing systems will allow such customization to occur.

     For example, when one of Applicants' existing public sector plan clients seeks to add, deselect, or substitute a particular underlying mutual fund, Applicants must either (a) find a way to make such changes applicable (or transparent to) all other public sector plans holding an interest in the Separate Account in question, or (b) deny the specific Contract owner/public sector plan request. Even when such changes can be made, Applicants must modify prospectuses through the post-effective amendment process and disseminate prospectuses (or prospectus supplements) reflecting such changes to all public sector plans/Contract owners with interests in the Separate Account in question. In addition, Nationwide must seek the approval of the Securities and Exchange Commission under Section 26(b) of the 1940 Act (in the case of a substitution), and otherwise attempt to shoe-horn investment options and other plan-specific attributes into the regulatory format associated with standardized, mass-distributed registered separate account/unit investment trust offerings. These processes create unwarranted administrative burdens, expense, and delays. Applicants' major competitors currently face no such similar requirements, thus creating a competitive disadvantage for the Applicants.

6. Applicants represent that in addition to the foregoing, there are significant expenses incurred in connection with the regulatory requirements associated with offering investment media through registered separate accounts/unit investment trusts. For example, Applicants incur certain printing, postage, professional, and registration fee expenses (at the separate account level) by virtue of the registered status of the Separate Accounts. These expenses, which are not incurred by Applicants' competitors, impair Applicants' ability to fashion competitive bids as competitors seek to attract existing Section 457 plan clients currently utilizing the Contracts issued in conjunction with the Separate Accounts. Applicants assert that fewer viable bids translate into a less competitive bidding process and ultimately results in higher costs for the plan participants and beneficiaries and a less efficient market.

     Applicants represent that, as unregistered entities, the Separate Accounts and Nationwide will be better able to respond to competitive pressures in terms of bids delivered to existing and prospective plan clients and that this will serve the interests of Applicants and the plans.

7. Applicants represent that, in response to the demand for flexibility and customization described in the foregoing paragraphs, the Separate Accounts were modified to permit a non-standardized pricing structure. Rather than dictating a price certain, Applicants apply a ten factor pricing algorithm to determine the fee level for each Contract Owner subject to a cap equal to 0.95% of the net assets of the Separate Accounts. The prospectuses for the Separate Accounts set forth the cap and the mechanism by which actual pricing for a specific plan is formulated. This disclosure cannot identify with particularity the expenses applicable to a given Contract Owner/governmental plan - this specific information is communicated by other means.

     In contrast, companies offering products other than through registered separate account unit investment trusts, are able to deliver unified disclosure documents to plans that incorporate only investor-specific information. This eliminates the need for the often burdensome and potentially confusing exercise of synthesizing multiple sources of information. Applicants represent that, as unregistered entities, the Separate Accounts and Nationwide will be able to deliver less confusing, more plan-specific disclosure that will serve the interests of Applicants and the plans.

8. Applicants represent that the granting of the Order requested in this Application will in no way impair, abridge, or modify the contractual obligations owed by Nationwide to its existing governmental plan clients, with one exception. The Contracts offered by Nationwide, and purchased by Applicants pursuant to the bid and procurement processes outlined in section 3 supra, provide that Nationwide may change any provision of the Contract, at its discretion, upon 90 days written notice. The only provision of the Contract that will be affected by the deregistration of the Separate Accounts relates to the requirement to obtain the approval of the Securities and Exchange Commission for the substitution of securities in the Separate Accounts. Applicants have notified all Contract Owners/governmental plan clients of their efforts to deregister the Separate Accounts and the fact that the aforementioned provision relative to fund substitutions will be eliminated. Aside from this contractual change, no other provisions of any existing Contracts will be modified.

LEGAL ANALYSIS/RATIONALE FOR DEREGISTRATION

1.   Governmental Plans and Section 3(c)(11) of the 1940 Act

     Among other things, Section 3(c)(11) of the 1940 Act excludes from the definition of investment company "any separate account the assets of which are derived solely from . . . contributions under governmental plans in connection with which interests, participations, or securities are exempted from the registration provisions of Section 5 of the Securities Act of 1933 by Section 3(a)(2)(C) of such Act." Thus, for purposes of this Application, separate accounts seeking an exemption must, under Section 3(c)(11) of the 1940 Act: (1) hold assets derived from governmental plan contributions; and (2) the "interests, participations, or securities" of these plans must be exempted from registration under Section 3(a)(2)(C) of the Securities Act of 1933.

     Section 3(a)(2)(C) of the Securities Act of 1933 exempts "any security arising out of a contract issued by an insurance company, which . . . is issued in connection with . . . a governmental plan as defined in Section 414(d) of [the Internal Revenue] Code which has been established for the exclusive benefit of its employees or their beneficiaries for the purpose of distributing to such employee or their beneficiaries the corpus and income of the funds accumulated under such plan, if under such plan it is impossible, prior to satisfaction of all liabilities with respect to such employees and their beneficiaries, for any part of the corpus or income to be used for, or diverted to, purposes other than the exclusive benefit of such employees or their beneficiaries ... ." Thus, in the context of this
Application, the second requirement for an exemption under Section 3(c)(11) of the 1940 Act is met by an insurance contract issued to a Code Section 414(d) governmental plan that is established for the "exclusive benefit" of plan participants and their beneficiaries.

2.   Governmental Plans and Section 3(a)(2) of the 1933 Act

     Prior to the enactment of the Small Business Jobs Protection Act of 1996, the assets of a deferred compensation plan sponsored by a State or local government or instrumentality were required by Code Section 457 to remain the property of the employer and to be subject to the claims of the employer's general creditors. Therefore, in order to be treated as a Section 457 Plan, the plan's assets could not be held for the exclusive benefit of its participants. Accordingly, the specific requirements of Code Section 457 contravened the exclusive benefit requirements of Section 3(a)(2) of the Securities Act of 1933(5) and the related investment company exemption of Section 3(c)(11) of the Act.

----------
(5) Separate Account DCVA was formed in 1977 prior to any exemption from registration for governmental plans. In 1980, Congress added the Section 3(c)(11) exemption that includes the exemption for governmental plans. Senator Sarbanes, the sponsor of the 1980 Amendments, remarked before the Senate that the purpose of the bill was to "exempt from registration bank and insurance company funding of certain public employee retirement plans without regard to their qualification under Section 401 of the IRS Code." (Emphasis added.) See 126 Cong. Rec. S 27273 (cum. ed. Sept. 25, 1980). The legislative history gave rise to uncertainty as to the applicability of the Section 3(c)(11) exemption for 457 plans. See Wells

     During this period the staff of the Securities and Exchange Commission (the "Staff") issued relief on a no-action basis to insurers and banks offering annuity contracts and interest in collective trusts (respectively) to State and local government employers sponsoring deferred compensation plans meeting the eligibility requirements of Code Section 457 based on the representation that plan assets would not be used for any purpose other than for the exclusive benefit of plan participants and their beneficiaries.(6) However, the Staff indicated that such a representation alone would not provide an adequate basis for relief from registration based on the exemption from registration under
Section 3(a)(2) of the Securities Act of 1933 without additional specific restrictions being placed on an employer's ability to withdraw assets of the Plan.(7)

         The Small Business Jobs Protection Act in 1996, however, changed the tax law governing Section 457 plans by specifically requiring that governmental deferred compensation plans hold plan assets for the exclusive benefit of the plans' participants to the same degree required of Code Section 401 plans. Thus,
Section 457 Plans share the requirement that all assets and income be held for the exclusive benefit of plan participants and beneficiaries.

----------
Fargo Bank, N.A. (pub. avail. Sept. 7, 1988). Within this context Separate Account NACo registered in 1988.

(6) See The Lincoln National Life insurance Company (pub. avail. Oct 26, 1992); Hartford Life Insurance Company (pub. avail. June 24, 1992); Pan American Life Insurance Company (pub. avail. Nov. 19, 1991); Standard Insurance Company (pub. avail. Sept. 11, 1991); Aetna Life Insurance and Annuity Company (pub. avail. Sept. 11, 1991); Principal Mutual Life Insurance Company (pub. avail. June 27,
1991); Metropolitan Life Insurance Company (pub. avail. June 6, 1991); Monarch Life Insurance Company (pub. avail. Apr. 3, 1991); The Travelers Insurance Company (pub. avail. Aug. 6, 1990); Great-West Life Annuity Insurance Co. (pub. avail. Feb. 1, 1990); Fidelity Management Trust Company (pub. avail. Nov. 2,
1989); Aetna Life insurance Company (pub. avail. Oct. 18, 1989); Nationwide Life Insurance Company (pub. avail. May 12, 1989); North Shore Savings and Loan Association (pub. avail. Dec. 8, 1988); Wells Fargo Bank, N.A. (pub. avail. Sept. 7, 1988); ICMA Retirement Trust (pub. avail. October 15, 1986); Equitable Life Assurance Society (pub. avail. July 10, 1980).

     This fundamental change in the federal tax law was considered and analyzed in a request for no-action assurance submitted by Massachusetts Mutual Life Insurance Company ("MassMutual").(8)

     In MassMutual, relief from registration requirements was requested in conjunction with group variable annuity contracts issued through unregistered separate accounts which solely supported not only Code Section 401 and Code
Section 414(d) plans, but also Code Section 457 plans. In MassMutual, it was argued that the enactment of Code Section 457(g) (the exclusive benefit rule) under the Small Business Jobs Protection Act should assure the Staff that
Section 457 Plans provide exactly the same protections to plan participants and beneficiaries as Section 401 Plans and other Section 414(d)(9) Plans for which a statutory exemption from registration exists under Section 3(a)(2) of the Securities Act of 1933. Accordingly, in the wake of MassMutual it seems to be well settled that Section 3(a)(2) may be relied upon under Section 3(c)(11) of the 1940 Act to exclude separate accounts and the securities they issue to
Section 457 Plans from the definition of investment company. As in MassMutual, the Section 457 Plans to whom Applicants have issued Contracts will satisfy the same conditions as those imposed on Section 414(d) Plans for purposes of the exemption under Section 3(a)(2) of the Securities Act -- namely, that each plan has "been established by the [state or local government] employer for the exclusive benefit of its employees or their beneficiaries for the purposes of distributing to such employees or their beneficiaries the corpus and income 'of the fund accumulated under such plan", and that "under [each] such plan, it [will be] impossible, prior to satisfaction of all

----------
(7) See State Street Bank and Trust Company (pub. avail. August 1, 1996).
(8) Massachusetts Mutual Life Insurance Company. (pub. avail. Aug. 10, 1998).
(9) Section 414(d) of the Code provides that a "'governmental plan' means a plan established and maintained for its employees by the Government of the United States, by the government of any State or political subdivision thereof, or by any agency or instrumentality of any of the foregoing."

liabilities with respect to such employees and their beneficiaries, for any part of the corpus or income to be used for, or diverted to, purposes other than the exclusive benefit of such employees or their beneficiaries ... ." Further, each
Contract issued to a Section 457 Plan requires that the assets and income of the plan held under the Contract be used for the exclusive benefit of plan participants and their beneficiaries, and therefore under the terms of the Contract, it is impossible for the employer sponsor of the Section 457 Plan to use the assets invested in the Contract for any other purpose. The Applicants rely on the exemption from the definition of investment company that is identical to statutory provisions relied on by MassMutual and no other provision compels Applicants to register under the 1940 Act. Given these facts and law, it is clear that Section 3(c)(11) applies to the Separate Accounts and that the Separate Accounts should no longer be considered "investment companies" for purposes of registration under the 1940 Act.


3. Voting Matters

     The Board of Directors of Nationwide has authorized the making of this application through a grant of authority to certain officers to file applications with the Commission.(10)

     The 1940 Act does not require unit holder vote for the deregistration for which the Applicants are applying; accordingly, Applicants have not sought such a vote. The Commission has previously issued orders for deregistration to registered applicant investment companies having existing security holders without requiring such a vote.(11)

----------
(10) Ohio Rev. Codess.3907.15.

(11) See, for example, Sirrom Investments, Inc. IC Release No. 23724 (March 3,
1999); Sirrom Investments, Inc. IC Release No. 23725 (March 3, 1999) and Seaboard Associates, Inc. IC Release No. 17899 (December 5, 1990).

4. Conclusion

With the passage of the Jobs Protection Act and subsequent issuance of the MassMutual no-action relief by the Staff, there no longer remains any doubt that that Section 3(a)(2) may be relied upon under Section 3(c)(11) of the 1940 Act to exclude separate accounts and the securities they issue to Section 457 Plans from the definition of investment company. Given this change in the law, the needs of the Contract Owners, and the competitive landscape of the government retirement plan market, deregistration of the Separate Accounts are necessary or appropriate in the public interest or for the protection of investors and for the purposes fairly intended by the policy and provisions of the Act.

                                REQUEST FOR ORDER

     Applicants respectfully request the Commission enter an Order pursuant to
Section 8(f) of the 1940 Act allowing the separate accounts registration described in this Application to cease to be in effect.

                                 PROPOSED NOTICE

     A copy of the proposed notice is attached hereto as Exhibit A.

                          AUTHORIZATION OF APPLICATION

     The making of this Application has been authorized by the Boards of Directors of Nationwide and NISC by appropriate action thereof, as set forth in various resolutions which are attached to this Application as Exhibit A.

     Pursuant to Rule 0-2 of the General Rules and Regulations of the Commission under the 1940 Act, the amendments hereafter made, in evidence at any hearing with respect to the action herein sought, and it is requested that the original, a duplicate original, or a photocopy of this Application and any and all further amendments hereof, whether executed hereinafter or concurrently herewith, be offered in evidence on behalf of the Applicants in any such proceeding before the Commission, or any officer thereof or any Trial Examiner designated thereby, and that the verification of the Application and any amendment hereof be considered as if the person signing such verification had personally appeared and testified orally under oath, duly administered, in any such proceeding as to the statements contained in such verification.

                                    NATIONWIDE LIFE INSURANCE COMPANY; NACO
                                    VARIABLE ACCOUNT, AND NATIONWIDE DC VARIABLE
                                    ACCOUNT


Date: 2-22-2001                     By: /s/ Steven Savini
     --------------------              --------------------------------------
                                        Steven Savini
                                        Compliance Officer - Nationwide Life
                                        Insurance Company

                                    NATIONWIDE INVESTMENT SERVICES CORPORATION


Date: 2-22-2001                     By: /s/ Barbara J. Shane
     --------------------              --------------------------------------
                                        Barbara J. Shane
                                        Vice President - Compliance Officer

                                 PROPOSED NOTICE

AGENCY:  The United States Securities and Exchange Commission (the "Commission")

ACTION: Notice of Application for an Order of deregistration pursuant to Section 8(f) of the Investment Company Act of 1940.

SUMMARY OF APPLICATION: Applicants seek an Order approving the deregistration pursuant to Section 8(f) of the Investment Company Act of 1940 allowing the separate accounts registration described in this Application to cease to be in effect.

APPLICANTS: Nationwide Life Insurance Company ("Nationwide") is a stock life insurance company incorporated under the laws of the State of Ohio. Nationwide offers annuities and life insurance products. The NACo Variable Account ("NACo Separate Account") and the Nationwide DC Variable Account ("DCVA Separate Account"), together referred to as the "Separate Accounts, " support variable annuity contract obligations of Nationwide, and join in this Application. Each of the Separate Accounts is registered as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). The foregoing are referred to collectively throughout this Application as the "Applicants."

FILING DATE: The application was filed on February 22, 2001.

HEARING OR NOTIFICATION OF HEARING: An Order granting the Application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on ________, 2001, and should be accompanied by proof of service on Applicants in the form of an affidavit, or, for lawyers a certificate of service. Hearing requests should state the nature of the requester's interest, the reason for the request, and the issues contested. Person may request notification of a hearing by writing to the Secretary of the Commission.

ADDRESSES: Secretary, Securities and Exchange Commission, 450 Fifth Street NW, Washington D.C. 20549-0609. Applicants, Michael Moser or Michael Stobart, Nationwide Life Insurance Company, One Nationwide Plaza, 1-09-V3, Columbus, Ohio 43215.

FOR FURTHER INFORMATION CONTACT:

SUPPLEMENTARY INFORMATION: Following is a summary of the Application; the complete Application is available for a fee from the Public Reference Branch of the Commission, 450 Fifth Street NW, Washington D.C. 20549-0102 (tel. (202) 942-8090).

APPLICANT REPRESENTATIONS

1. The Separate Accounts were established under Ohio law as segregated asset accounts of Nationwide and were registered under the 1940 Act as unit investment trusts.(1) Nationwide maintains and preserves the records of the Applicants as required by Rules 31a-1 and 31a-2 of the 1940 Act.(2) The Applicant Separate Accounts are not parties to any litigation or administrative proceeding. Currently, 55 different sub-accounts of the DCVA Separate Account and 41 different sub-accounts of the NACo Separate Account represent the investment options within the Separate Accounts. Each sub-account corresponds to a distinct open-end management investment company ("mutual fund") registered under the 1940 Act. These are the only investments of the Separate Accounts and the Separate Accounts do not and will not purchase securities issued by a Contract owner, or any company directly or indirectly controlling, controlled by, or under common control of any Contract owner.

----------
(1) Pursuant to Ohio Revised Code Section 3907.15, DCVA Separate Account was established on November 2, 1977 (1940 Act File no. 811-2804); and NACo Separate Account was established on September 7, 1988 (1940 Act File no. 811-5999)

2. The Separate Accounts were established for the purpose of funding Group Variable Annuity Contracts ("Contracts") to be used as funding media for public sector deferred compensation plans governed under Section 457 of the Internal Revenue Code ("the Code") which satisfy the requirements set forth in Code
Section 457(g) that plan assets and income be held for the exclusive benefit of plan participants and beneficiaries. Sponsors of such plans include states, the political subdivisions of states, and other non-federal governmental agencies and organizations exempt from taxation under the Code. Section 457 plans are established by public sector employers for their employees for many of the same purposes and in much the same manner as Section 401(k) plans are established and maintained by private sector employers. Despite some variance in tax treatment under the Code, Section 457 plans are, for practical purposes, the public sector equivalent of private sector 401(k) plans. While the vast majority of Contracts are issued to Section 457 plans, they may also be used by governmental employers establishing non-401(k) retirement plans governed under Section 401 of the Code that are explicitly exempted from registration under the Securities Act of 1933 ("1933 Act") and the 1940 Act.(3)

     Applicants represent that the assets of the Separate Accounts derive solely from contributions made under retirement plan arrangements ("public sector plan(s)" or "plan(s)") described in the preceding paragraph. Specifically, Applicants do not hold assets made as contributions to arrangements meeting the requirements of Code Sections 403(b) or 408. The Separate Accounts will be used for no purpose other than to fund qualified plans, Section 414(d)

----------
(2) Custodian Of Records: John M. Davis, Assistant Vice President, Financial Operations, One Nationwide Plaza, 1-12-G3, Columbus, OH 43215.
(3) These plans and the interest therein are explicitly exempted from registration under Section 3(c)(11) of the investment Company Act of 1940 and
Section 3(a)(2) of the Securities Act of 1933, respectively.

plans, and Section 457 plans investing in the Separate Accounts through purchase of the Contracts.

3. In practice, the sale of the Contracts differs markedly from the sale of most variable annuity contracts issued in conjunction with separate accounts registered under the 1940 Act. Typically, Nationwide may be selected as an investment provider to a public sector plan only after participating in extensive bid, proposal, and procurement processes that are normally prescribed by local statute, regulation or ordinance.(4) Plans are normally represented in this process by legal counsel, benefits consultants, and investment advisers. A typical "request for proposal" from a public sector plan may seek hundreds of pages of documentation regarding Nationwide and the Contracts and services being offered. This elaborate process stands in sharp contrast to the process by which ordinary consumers purchase interests in typical variable annuities or other investment company securities.

4. When Nationwide and its Contracts are selected, Nationwide issues a single Contract to the plan. All Contracts issued by Nationwide are subject to regulatory oversight by state insurance authorities. The Contracts offered in conjunction with the Separate Accounts have been approved by insurance regulators in each of the fifty states.

5. Because of changes in federal tax law, and related developments under federal securities law (to be discussed in detail infra), Applicants represent that if the Separate Accounts were established today for the purposes they currently serve, the Separate Accounts would not be registered under the 1940 Act. In fact, Applicants assert that it is questionable (perhaps doubtful) whether the Securities and Exchange Commission would even permit the registration of the Separate Accounts today given the well-settled status of the exemptions Applicants seek to invoke in this Application. Applicants represent that these changes in the law, coupled with the changing requirements of the typical public sector plan over more than the last decade, have created circumstances making continued registered status for the Separate Accounts burdensome to Nationwide and the plans they serve.

     The entry of competitors into the public sector plan market not operating within the constraints inherent in a registered separate account/unit investment trust has permitted the development of more flexible, customized offerings. Guided by benefits consultants, investment advisers, and other experts, public sector plans seek and expect this flexibility to an extent that did not exist several years ago when the Separate Accounts were initially established and registered. With respect to plans currently using the Separate Accounts, Applicants find it increasingly difficult, due to the registered status of the Separate Accounts, to match the customization capabilities of competitors, even though Applicants' administrative and servicing systems will allow such customization to occur.

     For example, when one of Applicants' existing public sector plan clients seeks to add, deselect, or substitute a particular underlying mutual fund, Applicants must either (a) find a way to make such changes applicable (or transparent to) all other public sector plans holding an interest in the Separate Account in question, or (b) deny the specific Contract owner/public sector plan request. Even when such changes can be made, Applicants must modify prospectuses through the post-effective amendment process and disseminate prospectuses (or

----------
(4) See CALIFORNIA PUB. CON. CODE (Deering 2000); DEL. CODE ANN. tit. 29,ss.69 (Lexis 2000); MONT. CODE ANN. tit. 18 (1999); NEV. REV. STAT.ss.332 andss.333
(1999); N.M. STAT. ANN.ss. (Lexis 2000);

prospectus supplements) reflecting such changes to all public sector plans/Contract owners with interests in the Separate Account in question. In addition, Nationwide must seek the approval of the Securities and Exchange Commission under Section 26(b) of the 1940 Act (in the case of a substitution), and otherwise attempt to shoe-horn investment options and other plan-specific attributes into the regulatory format associated with standardized, mass-distributed registered separate account/unit investment trust offerings. These processes create unwarranted administrative burdens, expense, and delays. Applicants' major competitors currently face no such similar requirements, thus creating a competitive disadvantage for the Applicants.

6. Applicants represent that in addition to the foregoing, there are significant expenses incurred in connection with the regulatory requirements associated with offering investment media through registered separate accounts/unit investment trusts. For example, Applicants incur certain printing, postage, professional, and registration fee expenses (at the separate account level) by virtue of the registered status of the Separate Accounts. These expenses, which are not incurred by Applicants' competitors, impair Applicants' ability to fashion competitive bids as competitors seek to attract existing Section 457 plan clients currently utilizing the Contracts issued in conjunction with the Separate Accounts. Applicants assert that fewer viable bids translate into a less competitive bidding process and ultimately results in higher costs for the plan participants and beneficiaries and a less efficient market.

     Applicants represent that, as unregistered entities, the Separate Accounts and Nationwide will be better able to respond to competitive pressures in terms of bids delivered to existing and prospective plan clients and that this will serve the interests of Applicants and the plans.

----------
WASH. REV. CODE tit. 39 (2000).

7. Applicants represent that, in response to the demand for flexibility and customization described in the foregoing paragraphs, the Separate Accounts were modified to permit a non-standardized pricing structure. Rather than dictating a price certain, Applicants apply a ten factor pricing algorithm to determine the fee level for each Contract Owner subject to a cap equal to 0.95% of the net assets of the Separate Accounts. The prospectuses for the Separate Accounts set forth the cap and the mechanism by which actual pricing for a specific plan is formulated. This disclosure cannot identify with particularity the expenses applicable to a given Contract Owner/governmental plan - this specific information is communicated by other means.

     In contrast, companies offering products other than through registered separate account unit investment trusts, are able to deliver unified disclosure documents to plans that incorporate only investor-specific information. This eliminates the need for the often burdensome and potentially confusing exercise of synthesizing multiple sources of information. Applicants represent that, as unregistered entities, the Separate Accounts and Nationwide will be able to deliver less confusing, more plan-specific disclosure that will serve the interests of Applicants and the plans.

8. Applicants represent that the granting of the Order requested in this Application will in no way impair, abridge, or modify the contractual obligations owed by Nationwide to its existing governmental plan clients, with one exception. The Contracts offered by Nationwide, and purchased by Applicants pursuant to the bid and procurement processes outlined in section 3 supra, provide that Nationwide may change any provision of the Contract, at its discretion, upon 90 days written notice. The only provision of the Contract that will be affected by the deregistration of the Separate Accounts relates to the requirement to obtain the approval of the Securities and Exchange Commission for the substitution of securities in the Separate Accounts.

Applicants have notified all Contract Owners/governmental plan clients of their efforts to deregister the Separate Accounts and the fact that the aforementioned provision relative to fund substitutions will be eliminated. Aside from this contractual change, no other provisions of any existing Contracts will be modified.

LEGAL ANALYSIS/RATIONALE FOR DEREGISTRATION

1.   Governmental Plans and Section 3(c)(11) of the 1940 Act

Among other things, Section 3(c)(11) of the 1940 Act excludes from the definition of investment company "any separate account the assets of which are derived solely from . . . contributions under governmental plans in connection with which interests, participations, or securities are exempted from the registration provisions of Section 5 of the Securities Act of 1933 by Section 3(a)(2)(C) of such Act." Thus, for purposes of this Application, separate accounts seeking an exemption must, under Section 3(c)(11) of the 1940 Act: (1) hold assets derived from governmental plan contributions; and (2) the "interests, participations, or securities" of these plans must be exempted from registration under Section 3(a)(2)(C) of the Securities Act of 1933.

     Section 3(a)(2)(C) of the Securities Act of 1933 exempts "any security arising out of a contract issued by an insurance company, which . . . is issued in connection with . . . a governmental plan as defined in Section 414(d) of [the Internal Revenue] Code which has been established for the exclusive benefit of its employees or their beneficiaries for the purpose of distributing to such employee or their beneficiaries the corpus and income of the funds accumulated under such plan, if under such plan it is impossible, prior to satisfaction of all liabilities with respect to such employees and their beneficiaries, for any part of the corpus or income to be used for, or diverted to, purposes other than the exclusive benefit of such employees or their beneficiaries ... ." Thus, in the context of this
Application, the second requirement for an exemption under Section 3(c)(11) of the 1940 Act is met by an insurance contract issued to a Code Section 414(d) governmental plan that is established for the "exclusive benefit" of plan participants and their beneficiaries.

2. Governmental Plans and Section 3(a)(2) of the 1933 Act

Prior to the enactment of the Small Business Jobs Protection Act of 1996, the assets of a deferred compensation plan sponsored by a State or local government or instrumentality were required by Code Section 457 to remain the property of the employer and to be subject to the claims of the employer's general creditors. Therefore, in order to be treated as a Section 457 Plan, the plan's assets could not be held for the exclusive benefit of its participants. Accordingly, the specific requirements of Code Section 457 contravened the exclusive benefit requirements of Section 3(a)(2) of the Securities Act of 1933(5) and the related investment company exemption of Section 3(c)(11) of the Act.

     During this period the staff of the Securities and Exchange Commission (the "Staff") issued relief on a no-action basis to insurers and banks offering annuity contracts and interest in collective trusts (respectively) to State and local government employers sponsoring deferred compensation plans meeting the eligibility requirements of Code Section 457 based on the

----------
(5) Separate Account DCVA was formed in 1977 prior to any exemption from registration for governmental plans. In 1980, Congress added the Section 3(c)(11) exemption that includes the exemption for governmental plans. Senator Sarbanes, the sponsor of the 1980 Amendments, remarked before the Senate that the purpose of the bill was to "exempt from registration bank and insurance company funding of certain public employee retirement plans without regard to their qualification under Section 401 of the IRS Code." (Emphasis added.) See 126 Cong. Rec. S 27273 (cum. ed. Sept. 25, 1980). The legislative history gave rise to uncertainty as to the applicability of the Section 3(c)(11) exemption for 457 plans. See Wells Fargo Bank, N.A. (pub. avail. Sept. 7, 1988). Within this context Separate Account NACo registered in 1988.

representation that plan assets would not be used for any purpose other than for the exclusive benefit of plan participants and their beneficiaries.(6) However, the Staff indicated that such a representation alone would not provide an adequate basis for relief from registration based on the exemption from registration under Section 3(a)(2) of the Securities Act of 1933 without additional specific restrictions being placed on an employer's ability to withdraw assets of the Plan.(7)

     The Small Business Jobs Protection Act in 1996, however, changed the tax law governing Section 457 plans by specifically requiring that governmental deferred compensation plans hold plan assets for the exclusive benefit of the plans' participants to the same degree required of Code Section 401 plans. Thus,
Section 457 Plans share the requirement that all assets and income be held for the exclusive benefit of plan participants and beneficiaries.

     This fundamental change in the federal tax law was considered and analyzed in a request for no-action assurance submitted by Massachusetts Mutual Life Insurance Company ("MassMutual").(8)

     In MassMutual, relief from registration requirements was requested in conjunction with group variable annuity contracts issued through unregistered separate accounts which solely supported not only Code Section 401 and Code
Section 414(d) plans, but also Code Section 457

----------
(6) See The Lincoln National Life insurance Company (pub. avail. Oct 26, 1992); Hartford Life Insurance Company (pub. avail. June 24, 1992); Pan American Life Insurance Company (pub. avail. Nov. 19, 1991); Standard Insurance Company (pub. avail. Sept. 11, 1991); Aetna Life Insurance and Annuity Company (pub. avail. Sept. 11, 1991); Principal Mutual Life Insurance Company (pub. avail. June 27,
1991); Metropolitan Life Insurance Company (pub. avail. June 6, 1991); Monarch Life Insurance Company (pub. avail. Apr. 3, 1991); The Travelers Insurance Company (pub. avail. Aug. 6, 1990); Great-West Life Annuity Insurance Co. (pub. avail. Feb. 1, 1990); Fidelity Management Trust Company (pub. avail. Nov. 2,
1989); Aetna Life insurance Company (pub. avail. Oct. 18, 1989); Nationwide Life Insurance Company (pub. avail. May 12, 1989); North Shore Savings and Loan Association (pub. avail. Dec. 8, 1988); Wells Fargo Bank, N.A. (pub. avail. Sept. 7, 1988); ICMA Retirement Trust (pub. avail. October 15, 1986); Equitable Life Assurance Society (pub. avail. July 10, 1980).
(7) See State Street Bank and Trust Company (pub. avail. August 1, 1996)
(8) Massachusetts Mutual Life Insurance Company. (pub. avail. Aug. 10, 1998).

plans. In MassMutual, it was argued that the enactment of Code Section 457(g) (the exclusive benefit rule) under the Small Business Jobs Protection Act should assure the Staff that Section 457 Plans provide exactly the same protections to plan participants and beneficiaries as Section 401 Plans and other Section 414(d)(9) Plans for which a statutory exemption from registration exists under
Section 3(a)(2) of the Securities Act of 1933. Accordingly, in the wake of MassMutual it seems to be well settled that Section 3(a)(2) may be relied upon under Section 3(c)(11) of the 1940 Act to exclude separate accounts and the securities they issue to Section 457 Plans from the definition of investment company. As in MassMutual, the Section 457 Plans to whom Applicants have issued Contracts will satisfy the same conditions as those imposed on Section 414(d) Plans for purposes of the exemption under Section 3(a)(2) of the Securities Act -- namely, that each plan has "been established by the [state or local government] employer for the exclusive benefit of its employees or their beneficiaries for the purposes of distributing to such employees or their beneficiaries the corpus and income 'of the fund accumulated under such plan", and that "under [each] such plan, it [will be] impossible, prior to satisfaction of all liabilities with respect to such employees and their beneficiaries, for any part of the corpus or income to be used for, or diverted to, purposes other than the exclusive benefit of such employees or their beneficiaries ... ."
Further, each Contract issued to a Section 457 Plan requires that the assets and income of the plan held under the Contract be used for the exclusive benefit of plan participants and their beneficiaries, and therefore under the terms of the Contract, it is impossible for the employer sponsor of the Section 457 Plan to use the assets invested in the Contract for any other purpose. The Applicants rely on the exemption from the definition of investment company that is identical to statutory provisions relied on by MassMutual and no

----------

(9) Section 414(d) of the Code provides that a "'governmental plan' means a plan established and maintained for its employees by the Government of the United States, by the government of any State or political other provision compels Applicants to register under the 1940 Act. Given these facts and law, it is clear that Section 3(c)(11) applies to the Separate Accounts and that the Separate Accounts should no longer be considered "investment companies" for purposes of registration under the 1940 Act.

3. Voting Matters

     The Board of Directors of Nationwide has authorized the making of this application through a grant of authority to certain officers to file applications with the Commission.(10)

     The 1940 Act does not require unit holder vote for the deregistration for which the Applicants are applying; accordingly, Applicants have not sought such a vote. The Commission has previously issued orders for deregistration to registered applicant investment companies having existing security holders without requiring such a vote.(11)

4. Conclusion

With the passage of the Jobs Protection Act and subsequent issuance of the MassMutual no-action relief by the Staff, there no longer remains any doubt that that Section 3(a)(2) may be relied upon under Section 3(c)(11) of the 1940 Act to exclude separate accounts and the securities they issue to Section 457 Plans from the definition of investment company. Given this change in the law, the needs of the Contract Owners, and the competitive landscape of the government retirement plan market, deregistration of the Separate Accounts are necessary or

----------
subdivision thereof, or by any agency or instrumentality of any of the foregoing."
(10) Ohio Rev. Codess.3907.15.

(11) See, for example, Sirrom Investments, Inc. IC Release No. 23724 (March 3,
1999); Sirrom Investments, Inc. IC Release No. 23725 (March 3, 1999) and Seaboard Associates, Inc. IC Release No. 17899 (December 5, 1990).

appropriate in the public interest or for the protection of investors and for the purposes fairly intended by the policy and provisions of the Act.